News Release

Alexco Environmental Services Group Successfully Completes
US Government Subcontract for Acidic Pit Lake Treatment

September 8, 2008 Vancouver, British Columbia -- Alexco Resource Corp. (TSX: AXR, AMEX:AXU) ("Alexco") is pleased to announce the successful completion by Alexco Resource U.S. Corp. (a wholly owned subsidiary of Alexco) of an emergency pit lake treatment environmental services contract at the Barite Hill gold mine that was abandoned in the 1990s near McCormick, South Carolina. The pit lake contained about 60 million gallons of surface water and additionally impacted saturated waste rock fill areas, all of which contained highly contaminated strongly acidic mine drainage with metals concentrations similar to the Berkeley Pit Lake near Butte Montana and to numerous other larger acid pit lakes. Alexco completed this work under a fixed price and performance bonus contract with CMC Inc., a site contractor to the US EPA Region IV.

The US EPA website (epaosc.net/baritehillnevadagoldfieldsremoval) recently posted treatment results for the project showing attainment of non-detectible soluble concentrations for aluminum, arsenic, cadmium, chromium, copper, lead and zinc, along with more than 95% reduction in already low concentrations of selenium, all of which are sufficient to attain the water quality criteria for the creeks leading away from the project site. Prior to commencement of treatment in late January 2008, the concentrations of several of these primary contaminants of concern exceeded Federal and State standards by hundreds to thousands of times the applicable standards. Most notably, copper concentrations were as high as 300 mg/L prior to treatment and are now non-detectible (below 0.01 mg/L), and zinc has been similarly reduced from 40 mg/L to below a detection limit of 0.02 mg/L. All of these results were achieved using Alexco’s patented technologies for pit lake, groundwater and underground mine pool treatment covered under US Patents 5,632,715, 5,710,361, 6,196,765, 6,350,380, 6,435,769 and 7,011,756.

The treatment utilized simultaneous lime neutralization and soluble carbon source addition to reduce the toxicity, mobility and volume of the resulting metal sludges, which could not have been achieved by lime addition alone. Commenting on the successful results, United States EPA On-Scene Coordinator Leo Francendese noted that “considering that titration tests showed that approximately 30 feet of sludge would be generated by conventional lime neutralization, the resulting less than 6-inches of precipitates formed by Alexco’s carbon addition during lime neutralization is a remarkable result. The resulting pit lake has excellent water quality and minimal risk of remobilization of the deposited metals. The costs to achieve these successful results were an order of magnitude less than other similar mine closures.”

Table 1 provides a comparison of untreated lake water (October 2007) and interim treated lake water

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(August 22, 2008) to Priority Pollutant Water Quality Criteria (WQC) provided under SC Regulation 61-68 (adopted June 2004) and adjusted for the applicable water hardness of 400 mg/L.

Table 1. Barite Hill Pit Lake Treatment Results
	Human Health	WQC under R 61-68
	MCL	CMC	CCC	October 07	August 08
Potentially Applicable Standards (mg/L priority pollutants)				Pit Water Untreated mg/L	Pit water treated (Dissolved mg/L)
Antimony	0.006	NSA	NSA	0.02	0.006	ND
Arsenic	0.01	0.34	0.15	0.968	0.010	ND
Cadmium	0.005	0.008	0.0026	1.57	0.005	ND
Chromium	0.1	0.57	0.074	0.141	0.010	ND
Copper	1	0.057	0.039	287	0.010	ND
Lead	0.015	0.32	0.005	0.161	0.010	ND
Nickel	0.61	1.071	0.167	0.404	0.020	ND
Selenium	0.05	NSA	0.005	0.23	0.010
Zinc	5	0.339	0.339	40.2	0.020	ND

ND = Not Detected
NSA = No Applicable Standard

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity.

For more information contact Joseph Harrington, Vice President of Alexco Resource U.S. Corp, by telephone at 720-883-6700 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the statements.